2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

June 8, 2018

Via EDGAR Transmission

Samantha Brutlag
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Quaker Investment Trust (the "Registrant")
 File No. 811-06260
Preliminary Proxy Materials

Dear Ms. Brutlag:
On behalf of the Registrant, submitted herewith via the Edgar system is its response to the comment of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you communicated to us  with regard to the Registrant's Preliminary Proxy Statement and other materials (the "Proxy Statement").  The Proxy Statement was filed with the Commission on May 25, 2018 by the Registrant on behalf of the Quaker Event Arbitrage Fund (the "Fund").  The Proxy Statement relates to the Special Meeting of Shareholders (the "Meeting") of the Fund, which is scheduled to be held on July 20, 2018.  Each comment from the Staff is summarized below, followed by the Registrant's response to the comment.
1. Comment:  Confirm all information required by Item 22(b) under Schedule 14A has been provided in the Proxy Statement.
Response:  The Registrant so confirms.
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Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours, /s/Jonathan M. Kopcsik Jonathan M. Kopcsik